Exhibit 1

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

News Release — April 6, 2010	TSX: PDL
10-08-NAP	NYSE Amex: PAL

North American Palladium
Updates Reserves and Resources for Gold Division

Toronto, Ontario — North American Palladium Ltd. (“NAP” or “the Company”) (TSX:PDL) (NYSE Amex:PAL) today released a mineral reserve and resource update for its Sleeping Giant gold mine, as well as a first-time mineral resource estimate for its Flordin property, both located in the prolific Abitibi gold district in Quebec.

“This resource update supports our growth strategy for the Gold Division in the Abitibi region, where we have a significant land position and an underutilized mill,” said Michel Bouchard, Vice President, Exploration and Development at NAP.  “The twofold increase in the resources at Sleeping Giant strengthens our belief that the mine life will be extended and justifies the shaft deepening that is already underway.  There is also considerable upside potential at the nearby Discovery project, and at the Flordin gold deposit where we are examining open pit scenarios.”

Gold Division Mineral Reserves and Mineral Resources

The table below sets forth estimated mineral reserves and resources as at December 31, 2009 for the Sleeping Giant mine, as at March 31, 2010 for the Flordin property, and as at August 1, 2008 for the Discovery project, in each case as calculated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Property	Category	Tonnes	Au (g/t)	Contained Ounces
Sleeping Giant	Reserves
	Proven	91,000	8.91	26,000
	Probable	96,000	9.79	30,000
	Resources
	Indicated	213,000	8.32	57,000
	Inferred	243,000	12.9	101,000
Flordin	Resources
	Measured	30,000	4.6	4,000
	Indicated	649,000	4.24	88,000
	Inferred	1,451,000	3.63	169,000
Discovery	Resources
	Measured	3,000	8.95	0.9
	Indicated	1,279,000	5.74	236,000
	Inferred	1,546,000	5.93	294,000

(1)	Mineral reserves are exclusive of mineral resources.

(2)

The mineral reserve and mineral resource estimate for the Sleeping Giant mine was prepared by Mr. Vincent Jourdain, P.Eng., Ph.D, a qualified person under NI 43-101, assuming a long-term gold price of Cdn.$850.  Applied varying cut-off grades depending on the type of mining method contemplated.

(3)

The mineral resource estimate for the Flordin property was prepared by Mr, Carl Pelletier, B.Sc., P.Geo. and Mr. Bruno Turcotte, M.Sc., P.Geo. of InnovExplo, both of whom are independent qualified persons under NI 43-101, using a cut-off grade of 2 g/t.

(4)

The mineral resource estimate for the Discovery Project was prepared by Mr, Carl Pelletier, B.Sc., P.Geo. of InnovExplo, an independent qualified person under NI 43-101, assuming a gold price of U.S.$850 in the first 5 years, and U.S.$750 thereafter.  Applied varying cut-off grades depending on the type of mining method contemplated.

Sleeping Giant Property

The main focus of the Sleeping Giant drilling program, conducted in the latter half of 2009, was to demonstrate the potential to further extend the mine life. The extensional drill program resulted in additional resources both below and adjacent to the current mine workings, including an extension of the 30 West zone and the 3 zone.  A new zone, called the 785N zone, was also intersected 180 metres below the bottom of the current mine workings and provided a 2.2 metre section grading 16 g/t gold (see news release dated January 29, 2010 at www.nap.com).

The updated mineral reserve and resource estimate nearly doubles the mineral resources at Sleeping Giant.  In 2010, the Company intends to conduct 30,000 metres of extensional drilling at a cost of approximately $2.1 million with the objective of extending the mine life further by identifying new resources and converting mineral resources to mineral reserves.

Flordin Property

The Flordin property is approximately 40 kilometres north of the town of Lebel-sur-Quévillon, Quebec, in close proximity to NAP’s Discovery project and within trucking distance of the Sleeping Giant mill. Preliminary exploration drilling in 2008 intersected several mineralized zones, expanding the known dimensions of the mineralized area.  InnovExplo was contracted in 2009 to prepare an NI 43-101 resource estimate on the gold deposit.

The presence of several parallel gold veins near surface led to consideration of possible open pit mining scenarios.  According to the new NI 43-101 technical report, using a conservative 2 g/t gold cut-off, the NI 43-101 report estimates that the property contains 679,000 tonnes of measured and indicated resources at an average grade of 4.25 g/t gold for 92,814 contained ounces and an additional inferred resource of 1,451,400 tonnes grading 3.63 g/t gold for a total of 169,261 contained ounces.

In 2010, NAP intends to conduct a summer 10,000-metre infill drill campaign to upgrade the resource classification.  The Company believes that the Flordin gold property could have the potential to provide additional feed for the underutilized Sleeping Giant mill.

Discovery Project

The Company recently filed an environmental impact study for the Discovery project and applied for a mining lease to continue to advance the property toward a future underground exploration program.  In 2010, NAP plans to conduct a 4,200-metre surface drilling program on the 1200E sector of the property, to expand the gold zone intersected in 2008.

The 2008 resource estimate and scoping study estimated that the Discovery project had 3,109 tonnes of measured resources grading 8.95 g/t, 1,278,973 tonnes of indicated resources grading 5.74 g/t and 1,545,500 tonnes of inferred resources grading 5.93 g/t. The August 1, 2008 scoping study concluded that the project could produce 44,000 ounces of gold per year for four years with a project IRR of 27%, assuming a U.S.$850 gold price.

Technical Information and Qualified Person

Michel Bouchard, P.Geo., Vice President, Exploration and Development for North American Palladium, is the Qualified Person who supervised the preparation of this news release.

Additional information can be found in NAP’s recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.  The mineral reserve and mineral resource estimates for each of these properties are available on www.sedar.com and www.nap.com.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining-friendly jurisdictions. Lac des Iles, the Company’s flagship mine, is one of North America’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing an aggressive exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.  The Company’s common shares are included in the S&P/TSX Global Mining Index.

For further information please contact:

Camilla Bartosiewicz

Manager, Investor Relations and Corporate Communications

Telephone: 416-360-7971 Ext. 226

Email: camilla@nap.com

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information

Certain information included in this news release including information relating to exploration results, and future exploration results, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of

North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will be successfully restarted or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward looking statements.